UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

On July 8, 2024, MDxHealth SA (the “Company”) reported preliminary results of revenues for the second quarter and first half of 2024 of approximately $22.2 and $42.0 million, respectively. The Company also reported that its cash balance as of June 30, 2024, was $21.3 million. The Company has not completed its quarter end closing procedures and the Company’s independent registered public accounting firm has not yet reviewed the results. Further commentary on the Company’s actual second quarter and first half of 2024 financial results will be provided as part of its 2024 Interim Report. Accordingly, these preliminary results are subject to change pending finalization, and actual results could differ materially as the Company finalizes such results.

On July 8, 2024, the Company reported Lieve Verplancke, representative of Qaly-Co Sàrl, resigned from the Company’s Board of Directors, effective July 7, 2024, and that Sanford J. Siegel, M.D. was appointed to Company’s Board of Directors, effective July 7, 2024, to fill the vacancy resulting from the resignation.

On July 8, 2024, the Company issued two press releases related to the above, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2.

Information Incorporated by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-268885 and 333-280606) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished; provided, however, the information in the attached Exhibit 99.1 and Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated July 8, 2024
99.2	Press Release, dated July 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: July 8, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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